



Marshal Singh · 3rd
CFO, Crypto miner, Blockchain enthusiast

Lorton, Virginia, United States · Contact info

 Contrarian Academy

 Virginia Commonwealth University

Experience

 **Client Accountability Manager**
Contrarian Academy · Part-time
May 2021 - Present · 11 mos
Irvine, California, United States

Help establish, follow up and achieve SMART Goals for clients in the Contrarian Academy with the goal of helping the purchase of commercial property. Teach the contrarian method to prospecting, analyzing, closing and adding value to commercial property. ...see more

 **Chief Financial Officer**
Pocket Properties App · Full-time
Jan 2021 - Present · 1 yr 3 mos
Richmond, Virginia, United States

Part of the core team that Founded Pocket Properties app in which I played a multitude of roles surrounding the business planning, financial modeling and core features of the platform. Responsible for overseeing residential acquisitions, revenue management, investor relations, and all financial management. Established the financ ...see more

 **Executive Director**
Sabletics
Aug 2015 - Jan 2021 · 5 yrs 6 mos
Lorton, Va

Sabletics is a lifestyle brand, created by professional scientists to spread our knowledge about exercise to the world. Our mission is simple, move better now. Movement is constant in life and how you move matters. Let us help you improve your movement through our RLS system. Release, lengthen, strengthen (RLS) is a method c ...see more

 **Franchise Manager**
7-Eleven
2014 - 2018 · 4 yrs
Dumfries, Virginia

As a Franchise Manager, I organized and planned total store operation of store #32149. I ensured that employees receive the corporation's message regarding business strategy, promotions, and products for the overall success of the store. A manager has to communicate, delegate and ensure that company standards are met to maximize

Education

 **Virginia Commonwealth University**
Bachelor's degree, Chemistry